SBAuer Funds, LLC

10401 N. Meridian St., Suite 100

Indianapolis, IN 46290

Letter Agreement

To:	Unified Series Trust
2960 North Meridian Street, Suite 300
Indianapolis, IN 46208

You have engaged us to act as the sole investment adviser to the Auer Growth Fund (the “Fund”), a series of the Unified Series Trust, an Ohio business trust (the “Trust”), pursuant to an Investment Advisory Agreement approved by the Board of Trustees.

Effective as of January 1, 2012, we hereby agree to waive our advisory fee and/or reimburse expenses of the Fund, but only to the extent necessary to maintain the Fund’s total annual operating expenses (excluding brokerage fees and commissions; borrowing costs, such as (a) interest and (b) dividend expenses on securities sold short; taxes; any 12b-1 fees; any indirect expenses, such as expenses incurred by other investment companies in which the Fund may invest; and extraordinary litigation expenses) at 1.95% of the Fund’s average daily net assets. This Agreement shall continue in place until the earlier to occur of March 31, 2013, or such date as the Fund is terminated or liquidated in accordance with the provisions of the Trust’s Declaration of Trust or Bylaws. We understand that we may not terminate this Agreement prior to such date, except that we may voluntarily agree to lower the expense cap below 1.95%.

Any waiver or reimbursement by us is subject to repayment by the Fund in the three fiscal years following the fiscal year in which the particular waiver or reimbursement occurred; provided that the Fund is able to make the repayment without exceeding the 1.95% expense limitation.

Very truly yours,

SBAuer Funds, LLC

By:
Robert Auer, Manager

Acceptance

The foregoing is hereby accepted.

Unified Series Trust

By:
John Swhear, Senior Vice President